Consent of Independent Auditors


The Shareholder and Board of Directors of
Aetna Insurance Company of America:


We consent to the incorporation by reference in the registration statement No. 33-63657 on Post Effective Amendment No. 5 on Form S-2 of Aetna Insurance Company of America (the "Company") of our reports dated March 24, 1999 relating to the balance sheets of the Company as of December 31, 1998 and 1997, and the related statements of income, changes in shareholder's equity, and cash flows and the related schedule for each of the years in the three-year period ended December 31, 1998, which reports appear in the December 31, 1998 annual report on Form 10-K of the Company and to the reference to our firm under the heading "Experts" in the prospectus. Our reports refer to a change in method for accounting for guaranty-fund and other insurance related assessments in 1997.


                                                     /s/ KPMG LLP



Hartford, Connecticut
April 21, 1999